EXHIBIT 7.1

Statement Explaining How Certain Ratios Were Calculated in the Annual Report

The operating expenses ratio of Guangshen Railway Company Limited, or the Company, is the ratio of its total railway operating expenses in 2013 (in the amount of RMB 12,878.8 million, compared to RMB 12,263.0 million in 2012) to its railroad business revenue in 2013 (in the amount of RMB 14,696.3 million, compared to RMB 14,075.8 million in 2012).